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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             NEUTROGENA CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             NEUTROGENA CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  641246 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                DONALD R. SCHORT
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             5760 WEST 96TH STREET
                         LOS ANGELES, CALIFORNIA 90045
                                 (310) 642-1150
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:
                               DAVID W. HARDACRE
                     BLUM, PROPPER & HARDACRE INCORPORATED
                      SUITE 905, 12100 WILSHIRE BOULEVARD
                         LOS ANGELES, CALIFORNIA 90025
                                 (310) 826-7900
                                      AND
                             JAMES C. FREUND, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Neutrogena Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 5760 West 96th Street, Los Angeles, California 90045. The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This statement relates to a tender offer by JNJ Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 26, 1994, (the "Schedule 14D-1"), to purchase all outstanding shares of Common Stock, together with the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of July 23, 1990, as amended, between the Company and U.S. Stock Transfer Corporation, as Rights Agent, at a price of $35.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 26, 1994 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 22, 1994 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the Merger, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

     Based on the information in the Offer to Purchase, the principal executive offices of the Purchaser and Parent are located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates and (ii) the Purchaser, its executive officers, directors or affiliates, is described in the attached
Schedule I or set forth below.

  THE MERGER AGREEMENT

     The summary of the Merger Agreement contained in the Offer to Purchase which has been filed with the Securities and Exchange Commission (the "Commission"), a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following summarizes certain portions of the Merger Agreement which relate to arrangements among the Company, Parent and the Company's executive officers and directors.

     Board Representation. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, any Shares by the Purchaser pursuant to the Offer, the number of directors on the Board of Directors shall be reduced to five and the Purchaser shall be entitled to designate three of such directors on the Board of Directors of the Company such that the Purchaser, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will control a majority of such directors, and the Company and its Board of Directors shall, at such time, take all such action needed to cause the Purchaser's designees to be appointed to the Company's Board of Directors. Subject to applicable law, the Company is required to take all action requested by Parent necessary to effect any such election, including

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mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, a copy of which is attached as Schedule I hereto.

     Stock Options. Pursuant to the Merger Agreement, (i) all stock options which have been granted under any stock option, stock appreciation rights ("SARs") or stock purchase plan, program or arrangement of the Company (together, the "Option Plans") and are outstanding immediately prior to the consummation of the Offer, whether or not then exercisable, shall be cancelled immediately prior to the consummation of the Offer in exchange for an amount in cash, payable at the time of such cancellation, equal to the product of (y) the number of Shares subject to such stock options immediately prior to the consummation of the Offer and (z) the excess of the price per Share to be paid in the Offer over the per Share exercise price of such stock option and (ii) all SARs which have been granted under the Option Plans and are outstanding immediately prior to the consummation of the Offer shall be cancelled immediately prior to the consummation of the Offer in exchange for an amount of cash, payable at the time of such cancellation, equal to the product of (y) the number of Shares covered by such SAR and (z) the excess of the price per Share to be paid in the Offer over the appreciation base per Share of such SAR; provided, however, that no such cash payment shall be made with respect to any SAR which is related to a stock option with respect to which such a cash payment has been made. In addition, pursuant to the Merger Agreement, any stock option or SAR not cancelled as provided in the immediately preceding sentence immediately prior to the consummation of the Offer shall be cancelled at the effective time of the Merger (the "Effective Time") in exchange for an amount in cash, payable at the Effective Time, equal to the amount which would have been paid had such stock option or SAR been cancelled immediately prior to the consummation of the Offer.

     Agreement with Respect to Employee Matters. The Merger Agreement provides that Parent shall cause the Surviving Corporation to take such actions as are necessary so that, for a period of not less than one year after the Effective Time, nonunion employees of the Company and its subsidiaries who continue their employment after the Effective Time will be provided employee benefits which in the aggregate are at least generally comparable to those provided to such employees as of the date of the Merger Agreement; provided, that it is understood that after the Effective Time (x) neither Parent nor the Surviving Corporation will have any obligation to issue or adopt any plans or arrangements to provide for the issuance of shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plan or program, (y) nothing therein shall require the Surviving Corporation to maintain any particular plan or arrangement and (z) nothing therein shall prevent or preclude the Surviving Corporation from continuing any requirement for employee contributions under any employee benefit plans in the same proportions as the employee-paid portion under such plans constituted prior to the Effective Time.

     In the Merger Agreement, Parent has stated its current intention that, following the first anniversary of the Effective Time, it will provide employee benefit plans, programs, arrangements and policies for the benefit of employees of the Company and its subsidiaries which are at least generally comparable in the aggregate to the employee benefit plans, programs, arrangements and policies for the benefit of other employees of Parent and its subsidiaries. In connection therewith, all service credited to each employee by the Company through the Effective Time (and by the Surviving Corporation thereafter) would be recognized by Parent for all purposes, including for purposes of eligibility, vesting and benefit accruals under any employee benefit plan provided by Parent for the benefit of the employees; provided, however, such service need not be credited to the extent it would result in a duplication of benefits, including, without limitation, benefit accrual service under defined benefit plans.

     In addition, Parent has agreed to cause the Surviving Corporation to honor (without modification) and assume certain employment agreements and individual benefit arrangements between the Company and specified executive officers.

     Agreement with Respect to Director and Officer Indemnification and Insurance. The Merger Agreement provides that the indemnification obligations set forth in the Company's Certificate of Incorporation and By-laws on the date of the Merger Agreement shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect

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the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company.

     Pursuant to the terms of the Merger Agreement, for a period of six years from the Effective Time, Parent has agreed, unless Parent agrees in writing to guarantee the indemnification obligations set forth in the preceding paragraph, to maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy; provided, however, that in no event is Parent required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company for such insurance which the Company has represented to Parent and the Purchaser to be $160,000 for the fiscal year ending October 31, 1994; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent is obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

     The Merger Agreement provides that in the event Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in the preceding paragraphs. The Merger Agreement also provides that, in the event the Surviving Corporation transfers any material portion of its assets, in a single transaction or in a series of transactions, Parent will either guarantee the indemnification obligations set forth in the preceding paragraphs or take such other action to ensure that the ability of the Surviving Corporation to satisfy such indemnification obligations will not be diminished in any material respect.

  THE STOCKHOLDER AGREEMENT

     In connection with the execution of the Merger Agreement, on August 22, 1994, Parent and a foundation and certain trusts affiliated with Lloyd E. Cotsen, Chairman and Chief Executive Officer of the Company, (each a "Seller" and collectively, the "Sellers") entered into a Stockholder Agreement (the "Stockholder Agreement"), pursuant to which the Sellers have agreed to sell to the Purchaser all 9,868,996 Shares beneficially owned by them (the "Subject Shares"), representing approximately 38.4% of the outstanding Shares (35.2% of the Shares on a fully diluted basis). The following summary of the Stockholder Agreement, a copy of which is filed as Exhibit 2 hereto, is qualified in its entirety by reference to the Stockholder Agreement.

     Sale of the Shares. Pursuant to the Stockholder Agreement, each of the Sellers has agreed to sell to the Purchaser and the Purchaser has agreed to purchase from such Seller, the Subject Shares beneficially owned by such Seller at a price per Share equal to the price paid in the Offer. Such obligations to sell and to purchase are subject to the Purchaser having accepted Shares for payment under the Offer and there having been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which (together with Shares subject to the Stockholder Agreement that shall not have been so tendered) would constitute a majority of the outstanding Shares.

     Tender of Shares. The Stockholder Agreement provides that the Sellers may tender the Subject Shares into the Offer and that the Purchaser may direct that the Sellers so tender such Subject Shares. Any Subject Shares not purchased in the Offer will be purchased at the same time as payment is made pursuant to the Offer.

     Representations and Warranties. The Stockholder Agreement contains various customary representations and warranties by the Sellers, including those relating to authorization, execution, delivery and performance of the Stockholder Agreement and title to the Subject Shares.

     Restrictions on Transfer. The Stockholder Agreement provides that each Seller shall not, except as contemplated by the terms of the Stockholder Agreement, (i) transfer (which term includes, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Seller's Subject Shares or any interest therein, (ii) enter into any contract, option or other agreement of understanding

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with respect to any transfer of any or all of such Subject Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Subject Shares, (iv) deposit such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Seller's obligations thereunder or the transactions contemplated thereby.

     Voting Rights. The Stockholder Agreement provides that at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, each Seller shall vote (or cause to be voted) such Seller's Subject Shares against
(i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by the Company and (ii) any amendment of the Company's Certificate of Incorporation or By-laws or other proposal or transaction involving the Company or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (each of the foregoing in clause (i) or (ii) above, a "Competing Transaction"). Pursuant to the Stockholder Agreement, each Seller has irrevocably granted to Parent and certain officers of Parent such Seller's proxy, for and in the name, place and stead of such Seller, to vote such Seller's Subject Shares, or grant a consent or approval in respect of such Subject Shares against any Competing Transaction.

     Acquisition Proposals. The Stockholder Agreement provides that each Seller shall not, nor shall such Seller permit any investment bank, attorney or other adviser or representative of such Seller to, directly or indirectly, (i) solicit, initiate or encourage the submission of, any takeover proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal.

     Termination. The Stockholder Agreement, and all rights and obligations of the parties thereunder, shall terminate upon the first to occur of the Effective Time or the date upon which the Merger Agreement is terminated in accordance with its terms.

  CERTAIN CONFLICTS

     Stock Options. The current directors and executive officers of the Company as a group hold stock options granted under the Option Plans to purchase an aggregate of 1,793,179 Shares at exercise prices ranging from $7.644 to $26.400 per Share. In addition, the current directors and executive officers of the Company as a group hold SARs granted under the Option Plans covering 1,205,054 Shares at an appreciation base per share ranging from $7.644 to $26.400 per Share. In accordance with the terms of the Merger Agreement, (i) each holder of a stock option granted under the Option Plans which is outstanding immediately prior to the consummation of the Offer, whether or not then exercisable, will be entitled to receive from the Company an amount in cash equal to the product of
(y) the number of Shares subject to such stock option immediately prior to the consummation of the Offer and (z) the excess of the price per Share to be paid in the Offer over the per Share exercise price of such stock option and (ii) each holder of a SAR granted under the Option Plans which is outstanding immediately prior to the consummation of the Offer will be entitled to receive from the Company an amount of cash equal to the product of (y) the number of Shares covered by such SAR and (z) the excess of the price per Share to be paid in the Offer over the appreciation base per Share of such SAR. See "--The Merger Agreement -- Stock Options."

     Employment Agreements. The Company maintains employment agreements with certain key employees. Certain of these agreements provide for the payment of certain severance and other benefits upon termination of the executive's employment by the Company following a change in control of the Company. The acquisition by the Purchaser of Shares pursuant to the Offer will constitute a change in control for purposes of those employment agreements.

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     Supplemental Deferral Plan. In 1987 the Company established the
Supplemental Deferral Plan (the "SDP") to provide supplemental retirement benefits to certain key employees of the Company. The SDP contains provisions which provide for the automatic 100% vesting of benefits and the crediting of interest accruals to the participants' SDP accounts if, among other things, any person other than Mr. Cotsen and his then affiliated family members becomes the beneficial owner of 50% or more of the combined voting power of the Company's then outstanding securities. The acquisition by the Purchaser of Shares pursuant to the Offer will trigger the automatic vesting provisions of the SDP and will require the crediting of interest accruals to the participants' SDP accounts. See "Executive Compensation -- Pension Plan and Other Benefits" in the Information Statement attached hereto as Schedule I.

     Executive Retirement Plan. On January 1, 1993 the Company put into effect an Executive Retirement Plan (the "ERP") to supplement the expected retirement benefits provided under the SDP and the Company's 401(k) Profit Sharing Plan. The ERP contains provisions which provide for the 100% vesting of benefits if the Company experiences a change in control and, upon a qualifying termination of employment, demotion or move of more than 50 miles within three years after the change in control, the ERP provides that the affected participant is entitled to a minimum benefit of 20% of such participant's Final Average Base Salary (as defined in "Executive Compensation -- Pension Plan and Other Benefits" in the Information Statement attached hereto as Schedule I) payable in a present-value lump-sum. The acquisition by the Purchaser of Shares pursuant to the Offer will trigger the 100% vesting and minimum benefit provisions of the ERP. See "Executive Compensation -- Pension Plan and Other Benefits" in the Information Statement attached hereto as Schedule I.

     Other Arrangements. Following the consummation of the Offer and the Merger, Mr. Cotsen has agreed to continue as Chairman of the Company, for which he will receive annual compensation of $600,000 and a grant of options to purchase 100,000 shares of Parent's common stock.

     Indemnification of Officers and Directors. The Company's Restated Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding by reason of the fact that the person is or was a director or officer of the Company (or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent for another entity) while serving in such capacity shall be indemnified and held harmless by the Company, to the fullest extent authorized by the Delaware General Corporation Law (the "DGCL") against all expense, liability or loss (including attorneys' fees, judgments, fines, excise taxes under the Employee Retirement Income Security Act of 1974 or penalties and amounts paid or to be paid in settlement) reasonably incurred by such person in connection with such action, suit or proceeding. The Restated Certificate of Incorporation further provides that rights conferred thereby are contract rights and include the right to have the expenses incurred in defending the proceedings specified above in advance of their final disposition paid by the Company; provided that, if the DGCL requires, such payment will be made only upon delivery to the Company by the indemnified party of an undertaking to repay all amounts so advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified under the Restated Certificate of Incorporation or otherwise.

     The Restated Certificate of Incorporation provides that persons entitled to be indemnified may bring suit against the Company to recover unpaid amounts claimed hereunder, and that if such suit is successful, the expense of bringing the suit will be reimbursed by the Company. The Restated Certificate of Incorporation further provides that, while it is a defense to such a suit that the person claiming indemnification has not met the applicable standards of conduct making indemnification permissible under the DGCL, the burden of proving the defense is on the Company, and neither the failure of the Company to have made a determination that indemnification is proper, nor an actual determination that the person claiming indemnification has not met the applicable standard of conduct, is a defense to the action or creates a presumption that the person claiming indemnification has not met the applicable standards of conduct.

     The Restated Certificate of Incorporation provides that the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition is not exclusive of any other right which any person may have or acquire under any statute, provision of the Company's Restated

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Certificate of Incorporation or By-laws, or otherwise. In addition, the Company may maintain insurance, at its expense, to protect itself and any of its directors, officers, employees or agents against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL. The Company currently maintains such insurance for its directors and executive officers. The Company's By-laws expressly incorporate by reference the foregoing indemnification provisions.

     The Merger Agreement provides that the indemnification obligations set forth in the Company's Restated Certificate of Incorporation and By-laws on the date of the Merger Agreement shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company.

     Pursuant to the terms of the Merger Agreement and subject to certain limitations, for a period of six years from the Effective Time, Parent shall, unless Parent agrees in writing to guarantee the indemnification obligations set forth in the preceding paragraph, maintain in effect the Company's current directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy. See "-- The Merger Agreement -- Agreement with Respect to Director and Officer Indemnification and Insurance."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously recommends that all holders of Shares tender such Shares pursuant to the Offer.

     (b) BACKGROUND; REASONS FOR THE RECOMMENDATION.

     Parent and the Company have from time to time engaged in discussions and exchanges of information in an effort to examine possible joint ventures and other business arrangements.

     Since the beginning of 1994, the Board of Directors and Mr. Cotsen, the Company's Chairman and Chief Executive Officer, have been actively studying the current and future state of the quality skin and hair care business, the Company's strategic position, near and long-term prospects and the possibility that the Company should conduct a systematic review of its strategic alternatives, including alternatives to proceeding as an independent company, in order to increase stockholder value.

     In March 1994, Mr. Cotsen and a representative of Lehman Brothers Inc. ("Lehman Brothers") met to discuss the Company's retention of Lehman Brothers to assist with the Company's review of various strategic alternatives that would best serve the long-term interests of the Company's stockholders.

     At a meeting held on May 25, 1994, which was attended by a representative of Lehman Brothers, these matters were discussed and the Board of Directors of the Company authorized management to retain Lehman Brothers to render assistance with respect to the consideration and implementation of strategic alternatives for the Company. In addition, at the May 25, 1994 meeting, the Board of Directors of the Company reviewed a list which had been developed by Lehman Brothers to identify the leading candidates that could acquire the Company. At that meeting, the Board of Directors of the Company authorized Lehman Brothers to contact, on a confidential basis, what were considered to be the four most eligible candidates to discuss their interest in acquiring the Company.

     During the week of June 27, 1994, a representative of Lehman Brothers contacted senior management of each of the four most eligible candidates to arrange meetings to discuss a strategic transaction with the Company. A representative of Lehman Brothers held a meeting on July 21, 1994 with one of the acquisition candidates and a meeting on August 3, 1994 with another of the candidates. On July 20, 1994, a representative of Lehman Brothers met with Ralph Larsen, Chairman and Chief Executive Officer of Parent, and Peter

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Larson, Chairman of Parent's Consumer Products Sector. At each of these meetings, Lehman Brothers inquired about the acquisition candidate's interest in exploring an acquisition of the Company.

     Following their initial July 20, 1994 meeting, a representative of Lehman Brothers received a telephone call from Mr. Larson expressing Parent's serious interest in exploring an acquisition of the Company. It was agreed that they would meet in New York on July 25, 1994 for more detailed discussions.

     At the July 25, 1994 meeting, the Lehman Brothers' representative indicated, among other considerations, that a preemptive offer for the Company would probably require a price in the range of $35 to $37 per Share in cash. At that meeting, Mr. Larson said he understood the Company's valuation parameters and indicated a willingness to proceed with discussions and due diligence on that basis, provided that the Company refrain from soliciting offers while talks with Parent were proceeding. In addition, Mr. Larson outlined certain of Parent's due diligence requirements.

     Following the July 25, 1994 meeting, Parent began its due diligence review of certain publicly available financial and other information regarding the Company.

     On August 3, 1994, Mr. Larson called a representative of Lehman Brothers and indicated that Parent was prepared to proceed with an acquisition of the Company valued at approximately $34 per Share, subject to the Company having certain minimum cash reserves and subject to completion of due diligence and the negotiation of definitive agreements. The Lehman Brothers' representative and Mr. Larson agreed that this price would be subject to further negotiation. From time to time following that call, Lehman Brothers and representatives of Parent engaged in discussions regarding, among other things, the terms of, and conditions to, any possible transaction between Parent and the Company.

     On August 8, 1994, the Company's Board of Directors held an informational conference call with Mr. Cotsen, a representative of Lehman Brothers and legal counsel. On that call Mr. Cotsen and the Lehman Brothers' representative reviewed the results of Lehman Brothers' initial contacts with the leading acquisition candidates and the basis upon which Parent indicated its willingness to proceed, including the valuation presented by Parent and Parent's exclusivity requirement. Following discussion of these matters at length, and after receiving advice of legal counsel, the Board of Directors authorized Lehman Brothers to proceed with its discussions with Parent on an informal exclusive basis, subject to the Board's fiduciary responsibilities.

     Due to the confidential nature of the proposed transaction, only Mr. Cotsen, the Company's Board of Directors, Lehman Brothers and the Company's outside legal counsel were aware that discussions between the Company and third parties were being held. As a result of increased trading activity in the Common Stock, on August 10, 1994 a representative of a news service contacted Donald R. Schort, the Company's Senior Vice President and Chief Financial Officer, who was unaware of the discussions and who indicated that the Company had no news pending. Later that day, to correct Mr. Schort's inadvertent statement, the Company issued a press release stating that it was engaged in discussions with a substantially larger company regarding the possible acquisition of the Company, that there was no assurance that any transaction would result and that the Company did not intend to make any subsequent announcements on that subject unless and until a definitive agreement was entered into or the discussions were terminated.

     Following the issuance of the August 10, 1994 press release, the Company and Lehman Brothers received various indications of interest in acquiring the Company from third parties. However, the Company received no offers to acquire the Company from any of the third parties. In addition, none of the third parties indicated an interest in pursuing a transaction which would provide the Company's stockholders with a price for their Shares comparable to the price range then being discussed with Parent.

     On August 12, 1994, representatives of Lehman Brothers and the Company's legal counsel met with representatives of Parent and Parent's financial and legal advisors to review significant business and legal issues regarding Parent's acquisition of the Company. Parent's representatives confirmed that it was a condition to Parent's willingness to enter into an agreement to acquire the Company that there be an agreement along the lines of the Stockholder Agreement and that there be certain other provisions in the event of the termination of the Merger Agreement by the Company in connection with a competing transaction. At

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that meeting, the parties also discussed the possibility of Parent's acquisition of the Company in exchange for a combination of Parent's common stock and cash.

     On August 15, 1994, the Company and Parent entered into a confidentiality agreement preceding Parent's review of confidential information regarding the Company. Shortly thereafter, the Company decided that it preferred to pursue an all cash transaction. The Company and Parent then began negotiating the terms of a definitive agreement providing for Parent's acquisition of the Company for cash.

     On August 17, 1994, the Company's Board of Directors held another informational conference call with Mr. Cotsen, a representative of Lehman Brothers and legal counsel. On this call, Mr. Cotsen and Lehman Brothers reviewed the status of the negotiations with Parent, including the alternative transaction structures available and Parent's proposed valuation of the Company. Following discussion of these matters at length, the Board of Directors confirmed its preference for an all cash deal.

     Following further negotiations, on August 19, 1994 Parent agreed to recommend to its Board of Directors that Parent pay a price of $35.25 per Share in cash to acquire the Company. Parent's willingness to agree to that price was conditioned upon Mr. Cotsen's willingness to sign the Stockholder Agreement providing for the sale of the Shares beneficially owned by him to the Purchaser at the Offer price through a tender of such Shares in the Offer or otherwise. Negotiations between the Company and Parent continued through August 21, 1994, culminating in the Company and Parent agreeing upon a form of definitive agreement to be presented for review by the Company's Board of Directors at a meeting scheduled for August 21, 1994.

     On August 21, 1994, the Company's Board of Directors convened in Los Angeles, California to consider the terms of the proposed transaction. Lehman Brothers made a presentation to the Board of Directors and delivered its oral opinion as to the fairness of the $35.25 cash consideration to be paid in the Offer and the Merger to the holders of the outstanding Shares. The Company's legal counsel then advised the Board of Directors with respect to certain legal matters, including their fiduciary obligations in connection with a sale of the Company, and reviewed the principal aspects of the Merger Agreement and the Stockholder Agreement. Mr. Cotsen then presented his favorable views on the proposed transaction. The Board of Directors then analyzed and discussed the Offer, the Merger Agreement and the Merger. Mr Cotsen and the representatives of Lehman Brothers then left the meeting to permit the remaining directors to conduct further analysis and discussion among themselves and with legal counsel. After Mr. Cotsen returned to the meeting, the members of the Board of Directors present at the meeting unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously resolved to recommend acceptance of the Offer and approval and adoption of the Merger and the Merger Agreement by the Company's stockholders (if such approval is required by applicable law). The two members of the Board of Directors not present at the August 21, 1994 meeting later confirmed their approval of the matters discussed at that meeting. A copy of a press release announcing the execution of the Merger Agreement is attached hereto as Exhibit 3 and incorporated herein by reference. A copy of a letter to stockholders from the Company, which will accompany this Schedule 14D-9, is attached hereto as Exhibit 4 and incorporated herein by reference.

     In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender such Shares pursuant to the Offer, the Board of Directors considered a number of factors including:

          (i) the terms of the Merger Agreement and the fact that the Company will continue as an independent division of Parent following the Merger;

          (ii) presentations by the Chairman and Chief Executive Officer of the Company and the Company's financial advisors regarding the financial condition, results of operations, business and prospects of the Company, including the prospects if the Company were to remain independent;

          (iii) the results of the process undertaken to identify and solicit indications of interest from third parties with respect to a purchase of the Company; and the fact that no unsolicited offers were received by or on behalf of the Company with respect to a purchase of the Company following the public announcement that the Company was engaged in discussions regarding the possible sale of the Company;

          (iv) that the $35.25 per Share Offer price represents (x) a premium of approximately 23% over the closing price for the Shares in the NASDAQ National Market System (the "NASDAQ") on August 19, 1994, the last trading day prior to the public announcement of the execution of the Merger Agreement and (y) a premium of approximately 70% over the closing price for the Shares in the NASDAQ on August 9, 1994, the last trading day prior to the public announcement that the Company was engaged in discussions regarding the possible acquisition of the Company;

          (v) the terms of the Stockholder Agreement, which provide that the Sellers thereunder would receive the same consideration per Share as would all other holders of Shares, thereby ensuring that the public stockholders would participate in any control premium realized in connection with the Offer and the Merger;

          (vi) the opinion of Lehman Brothers to the effect that, as of the date of such opinion, the $35.25 per Share cash consideration to be offered to the holders of the Shares in the Offer and the Merger is fair to such holders, from a financial point of view. A copy of the opinion of Lehman Brothers is attached hereto as Exhibit 5 and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF LEHMAN BROTHERS CAREFULLY IN ITS ENTIRETY;

          (vii) that the Merger Agreement permits the Company to furnish nonpublic information to, and participate in discussions and negotiations with, any third-party that has submitted a takeover proposal to the Company, if in the opinion of the Board of Directors, after consultation with counsel, the failure to take such actions would be inconsistent with the Board of Director's fiduciary duties to the Company's stockholders under applicable law;

          (viii) the termination provisions of the Merger Agreement, which were a condition to Parent's proposal, providing that Parent could be entitled to (x) a fee of $25 million and (y) reimbursement of expenses of up to $2.5 million upon the termination of the Merger Agreement under certain circumstances, including the modification or withdrawal of the Board of Directors' recommendation with respect to the Offer and the Merger in connection with another takeover proposal; and

          (ix) the ability of the Purchaser to consummate the Offer and the Merger without conditioning the Offer on obtaining any specific financing commitments.

     The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Lehman Brothers has been retained by the Company to act as independent financial advisor to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement, dated June 8, 1994, between the Company and Lehman Brothers, if the Offer and the Merger are consummated, the Company has agreed to pay Lehman Brothers an aggregate fee of approximately $7.4 million for acting as financial advisor in connection with the transaction, including rendering its opinion. Lehman Brothers was paid a fee of $500,000 upon delivery of its written opinion. Such fee will be credited against the aggregate fee to be paid to Lehman Brothers by the Company pursuant to the letter agreement. The Company has also agreed to reimburse Lehman Brothers for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and to indemnify Lehman Brothers for certain liabilities arising out of the rendering of its opinion, including liabilities arising under the federal securities laws.

     Lehman Brothers has provided certain investment banking services to the Company from time to time for which it has received customary compensation. In the ordinary course of its business, Lehman Brothers may actively trade the debt and equity securities of the Company and Parent for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth in Schedule II hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, except for gifts of Shares to family members or charitable organizations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Items 3(b) or 4(b) above, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT
       NO.
     -------
    Exhibit 1   Agreement and Plan of Merger, dated as of August 22, 1994, by and among
                Neutrogena Corporation, Johnson & Johnson and JNJ Acquisition Corp.
    Exhibit 2   Stockholder Agreement, dated as of August 22, 1994, by and among Johnson &
                Johnson and Lloyd E. Cotsen, trustee of the Cotsen 1985 Trust, Lloyd E.
                Cotsen, trustee of the First Cotsen Charitable Unitrust, Lloyd E. Cotsen,
                trustee of the Second Cotsen Charitable Unitrust, Lloyd E. Cotsen, trustee of the Third Cotsen Charitable Unitrust, Lloyd E. Cotsen, trustee of the Fourth
                Cotsen Charitable Unitrust, Lloyd E. Cotsen, trustee of the Remainder Trust
                (Trust B) under the will of Joanne Cotsen (deceased), and Cotsen Family
                Foundation, a California nonprofit public benefit corporation
    Exhibit 3   Press Release issued jointly by Neutrogena Corporation and Johnson & Johnson, dated August 22, 1994
    Exhibit 4   Letter to Stockholders of Neutrogena Corporation dated August 26, 1994*
    Exhibit 5   Opinion of Lehman Brothers Inc. dated August 22, 1994*

- ---------------

* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 1994                        NEUTROGENA CORPORATION


                                              By     /s/ LLOYD E. COTSEN
                                                -------------------------------
                                                       Lloyd E. Cotsen
                                                    Chief Executive Officer

                                                                      SCHEDULE I

                             NEUTROGENA CORPORATION
                               5760 WEST 96TH STREET
                           LOS ANGELES, CALIFORNIA 90045

                         INFORMATION STATEMENT PURSUANT TO
                          SECTION 14(F) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about August 26, 1994 as a part of Neutrogena Corporation's (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of Common Stock, par value $.001 per share, of the Company (the "Shares") at the close of business on or about August 24, 1994. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On August 22, 1994, the Company, JNJ Acquisition Corp., a Delaware corporation (the "Purchaser"), and Johnson & Johnson ("Parent") entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $35.25 per Share net to the seller in cash, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). In addition, on August 22, 1994, the Purchaser and a foundation and certain trusts affiliated with Lloyd E. Cotsen, Chairman and Chief Executive Officer of the Company (collectively, the "Sellers"), entered into a Stockholder Agreement pursuant to which the Sellers agreed to sell to the Purchaser all of the Shares held by them at a price of $35.25 per share. As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Merger Agreement requires the Company to use all reasonable efforts to cause the Purchaser's designees to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by
Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers -- Right to Designate Directors; The Purchaser Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 26, 1994. The Offer is scheduled to expire at 12:00 midnight, New York City time, on September 23, 1994 unless the Offer is extended.

     The information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of August 18, 1994, there were 25,717,859 Shares outstanding. The Board of Directors is divided into three classes and currently consists of eight members. At each annual meeting of stockholders, directors constituting one class are elected for three-year terms.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the purchase by the Purchaser of any Shares pursuant to the Offer, the number of directors on the Company's Board of Directors shall be reduced to five and the Purchaser shall be entitled to designate three of such number of directors (the "Purchaser Designees") and the Company and its Board of Directors shall take all such action needed to cause the Purchaser Designees to be appointed to the Company's Board of Directors.

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. The Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference.

     None of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Purchaser that, to the best of Purchaser's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than September 23, 1994, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors.

     Biographical information concerning each of the Company's current directors and executive officers is presented on the following pages.

DIRECTORS

                             YEAR FIRST
                              ELECTED
                                 OR
                             APPOINTED
        NAME         AGE      DIRECTOR                   PRINCIPAL OCCUPATION
- -------------------- ---     ----------    -------------------------------------------------
CLASS I DIRECTORS
  (term to expire in
  1995)
Lloyd E. Cotsen      65         1962       Mr. Cotsen has served as the Chief Executive
                                           Officer of the Company since June 1981 (Mr.
                                           Cotsen also served as President of the Company
                                           from 1967 until his appointment, on May 16, 1991,
                                           as the Chairman of the Board of the Company). Mr.
                                           Cotsen is also a member of the Board of Directors
                                           of Sunrise Medical, Inc., a manufacturer and
                                           distributor of medical rehabilitation equipment.

                             YEAR FIRST
                              ELECTED
                                 OR
                             APPOINTED
        NAME         AGE      DIRECTOR                   PRINCIPAL OCCUPATION
- -------------------- ---     ----------    -------------------------------------------------
Kenneth Lipper       52         1986       Mr. Lipper is the Chairman and President of
                                           Lipper & Company, L.P., an investment banking and
                                           financial management firm. From 1983 to 1985, he
                                           served as Deputy Mayor of New York City. For six
                                           years prior thereto, he was a Managing Director
                                           and a General Partner of Salomon Brothers Inc.,
                                           an investment banking and corporate services
                                           firm. Mr. Lipper has authored a novel ("Wall
                                           Street") as well as numerous articles on
                                           international and domestic policy and, from 1976
                                           to 1982, served as an adjunct professor to
                                           Columbia University's School of International
                                           Affairs. Mr. Lipper is a member of the
                                           International Advisory Committee of the Federal
                                           Reserve Bank of New York.
Robert A. McCabe     60         1980       Since 1987, Mr. McCabe has been President of
                                           Pilot Capital Corporation, an investment firm.
                                           For more than twenty years prior thereto, Mr.
                                           McCabe was a managing Director of Shearson Lehman
                                           Brothers Incorporated, an investment banking
                                           firm. He is also a member of the Board of
                                           Directors of Morrison Knudsen Corporation, a
                                           company engaged in engineering and construction;
                                           Thermo Instrument Systems, Inc., a manufacturer
                                           of analytical instruments; Thermo Electron
                                           Corporation, a company providing industry,
                                           utilities and government with high technology
                                           equipment and services to enhance production;
                                           Church & Dwight Co., Inc., a company engaged in
                                           the chemicals and household products businesses;
                                           and Borg-Warner Security Corp., a Company
                                           providing guard, alarm, armored and courier
                                           services.
CLASS II DIRECTORS
  (terms to expire
  in 1996)
Dr. Ronald E. Cape   61         1980       For more than five years prior to December 1991,
                                           Dr. Cape served as Chairman of the Board of Cetus
                                           Corporation, a leading biotechnology company. In
                                           December 1991, Cetus Corporation merged with
                                           Chiron Corporation, another leading biotechnology
                                           company, and Dr. Cape served as a director of
                                           Chiron Corporation until July 1992. Since January
                                           1992, Dr. Cape has served as the chairman of a
                                           start-up biotechnology company, Darwin Molecular
                                           Corporation. Dr. Cape was a co-founder of Cetus
                                           in 1971.

                             YEAR FIRST
                              ELECTED
                                 OR
                             APPOINTED
        NAME         AGE      DIRECTOR                   PRINCIPAL OCCUPATION
- -------------------- ---     ----------    -------------------------------------------------
Sidney Dworkin       73         1978       Mr. Dworkin is a private investor. For more than
                                           five years prior to April 1987, Mr. Dworkin was
                                           Chief Executive Officer and a Director of Revco
                                           D.S., Inc., a retail drugstore chain, and was
                                           Chairman of the Board of that company until
                                           September 1987. Revco D.S., Inc. filed for
                                           protection under the U.S. bankruptcy code in July
                                           1988. Mr. Dworkin is Chairman of the Board of
                                           Advanced Modular Systems, a seller of modular
                                           buildings, and of Comtrex Systems Corporation, a
                                           manufacturer of electronic cash registers. Mr.
                                           Dworkin is a member of the Board of Directors of
                                           CCA Industries, Inc., a consumer products company
                                           manufacturing beauty and health products; General
                                           Computer Corporation, a retailer of software for
                                           pharmacy and hospital computer systems and a
                                           processor of third-party claims; Northern
                                           Instruments Corporation, a manufacturer of rust
                                           prohibitive products and lubricant sensors;
                                           Interactive Technologies, Inc., a marketer and
                                           distributor of pet products; and Viragen, Inc., a
                                           manufacturer of natural alpha interferon.
CLASS III DIRECTORS
  (terms to expire
  in 1997)
Charles M. Diker     59         1976       Since 1986, Mr. Diker has been the Chairman of
                                           the Board of Cantel Industries Inc., a
                                           manufacturer and distributor of office furniture
                                           and medical equipment. Mr. Diker is also a member
                                           of the Board of Directors of BeautiControl
                                           Cosmetics, Inc., a direct seller and marketer of
                                           cosmetics, and of International Specialty
                                           Products, a manufacturer of specialty chemicals.
                                           Mr. Diker is also Chairman of the Board of
                                           Blanchard and Blanchard, a marketer and
                                           distributor of gourmet food products.
Chester L. Firestein 64         1977       Mr. Firestein has been President of CLF
                                           Associates, a management consulting firm, since
                                           1976. For three years prior to 1976, Mr.
                                           Firestein was President and Chief Executive
                                           Officer of Max Factor & Co., a manufacturer and
                                           marketer of cosmetics and toiletries, and from
                                           1979 to 1985 was Chairman of the Board and Chief
                                           Executive of First Beverly Bank, a financial
                                           institution located in Beverly Hills and Century
                                           City, California.

                             YEAR FIRST
                              ELECTED
                                 OR
                             APPOINTED
        NAME         AGE      DIRECTOR                   PRINCIPAL OCCUPATION
- -------------------- ---     ----------    -------------------------------------------------
James R. McManus     60         1991       Mr. McManus has for more than the past ten years
                                           been the Chairman of the Board and Chief
                                           Executive Officer of Marketing Corporation of
                                           America, an international marketing services and
                                           management consulting firm, which also owns
                                           companies in the airline, automobile, real estate
                                           development, restaurant management and venture
                                           capital industries. Mr. McManus is a member of
                                           the Board of Directors of First Brands
                                           Corporation, a manufacturer of automotive
                                           products and plastic wrap; Au Bon Pain, a
                                           retailer of fresh bakery products; Ally &
                                           Gargano, Inc., an advertising agency; and
                                           Business Express Airlines, a regional commuter
                                           airline. Mr. McManus also serves on the Board of
                                           Trustees of Northwestern University.

EXECUTIVE OFFICERS

                             YEAR FIRST
                             APPOINTED
        NAME         AGE      OFFICER                    PRINCIPAL OCCUPATION
- -------------------- ---     ----------    -------------------------------------------------
Lloyd E. Cotsen      65         1967       Chief Executive Officer and Chairman of the Board
                                           of Directors.
Allan H. Kurtzman    67         1991       President and Chief Operating Officer. Mr.
                                           Kurtzman rejoined the Company in July 1991. From
                                           February 1987 to July 1991, Mr. Kurtzman was
                                           President of Max Factor & Co. From March 1983 to
                                           February 1987, he served as President, Consumer
                                           Products Division, of Neutrogena Corporation.
Sheldon L. Zimbler   50         1991       President, U.S. Division. Mr. Zimbler joined the
                                           Company in September 1991. From 1967 to September
                                           1991, Mr. Zimbler worked for Procter and Gamble,
                                           starting as a member of the sales force and
                                           ending in the position of General Sales Manager,
                                           Health and Beauty Care Products.
Christian Bardin     55         1982       President, International Division.
Dasha Lewin          65         1973       Vice President, Treasurer and Secretary.

                             YEAR FIRST
                             APPOINTED
        NAME         AGE      OFFICER             PRINCIPAL OCCUPATION
        ----         ---     ----------           --------------------
Donald R. Schort     52         1992       Senior Vice President and
                                           Chief Financial Officer. Mr. Schort
                                           joined the Company in October 1992.
                                           From August 1991 to August 1992, he
                                           served as Senior Vice President and
                                           Chief Financial Officer of DAK
                                           Industries, a privately held catalog
                                           marketer of consumer electronics
                                           products. DAK Industries filed for
                                           protection under the U.S. Bankruptcy
                                           Code in June 1992. Mr. Schort served
                                           as Senior Vice President and Chief
                                           Financial Officer of Ducommun
                                           Incorporated, an American Stock
                                           Exchange aerospace company, from
                                           July 1988 to July 1991.

Mitchell Wortzman    44         1991       President, Dermatologics Division.

Harry Wurmbrand      56         1985       Senior Vice President, Operations.

     Except as indicated above, each of the above named executive officers has been actively engaged in the business of the Company, in various management positions, for more than five years. Subject to the employment agreement described below, with respect to Mr. Kurtzman, all officers of the Company serve at the pleasure of the Board of Directors.

BOARD OF DIRECTORS AND STANDING COMMITTEES OF THE BOARD

     During the fiscal year ended October 31, 1993, the Board of Directors held four meetings. For the fiscal year, the Directors during the term of their tenure attended all meetings of the Board of Directors and all meetings of committees of the Board of Directors on which they served.

     The Audit Committee of the Board of Directors met four times during the fiscal year. The Audit Committee acts as liaison between the Company's auditors and the Board of Directors and advises the Board of Directors with respect to financial and accounting matters. The members of the Audit Committee are Messrs. Diker, Dworkin, Firestein and Lipper.

     The Compensation Committee met three times during the fiscal year ended October 31, 1993. This committee is responsible for considering and making recommendations to the Board of Directors regarding executive compensation and is also responsible for the administration of the Company's stock option plans. The members of the Compensation Committee are Messrs. McCabe, Lipper and McManus.

     The Nominating Committee met one time during the fiscal year ended October 31, 1993. This committee is responsible for considering and making recommendations to the Board of Directors regarding nominees for future directors. The members of the Nominating Committee are Messrs. Cape, Diker and Lipper. Stockholders wishing to nominate director candidates may do so from the floor at the Company's Annual Meeting of Stockholders.

     For the fiscal year ended October 31, 1993, Directors who are not also executive officers of the Company received from the Company an annual retainer of $25,000. Directors also received an attendance fee of $2,000 per meeting for each Board meeting and $2,000 for each committee meeting not held on a day that Board meetings are held. Each Director who is not also an officer of the Company receives annually an option to purchase 5,625 shares of the Company's Common Stock under the Company's 1988 Stock Incentive Plan.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of August 18, 1994 certain information with respect to Shares owned beneficially by the Chief Executive Officer and each of the other four most highly compensated officers of the Company, by each director of the Company, by each person known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock and by all directors and executive officers of the

Company as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date.

                            NAME OF                         NUMBER OF SHARES         PERCENT
                      BENEFICIAL OWNER(1)                 BENEFICIALLY OWNED(2)     OF CLASS
                      -------------------                 ---------------------     --------
        Lloyd Cotsen(3).................................         8,448,996            32.85
          5760 West 96th Street
          Los Angeles, CA 90045
        Allan Kurtzman..................................            50,082             *
        Sheldon Zimbler.................................            11,000             *
        Daniel C. Lapouyade.............................         --                   --
        Christian Bardin................................            45,546             *
        Dr. Ronald E. Cape..............................            69,106             *
        Charles M. Diker(4).............................           367,224             1.43
        Sidney Dworkin..................................            79,773             *
        Chester L. Firestein(5).........................            73,282             *
        Kenneth Lipper..................................            25,312             *
        Robert McCabe...................................            77,556             *
        James R. McManus................................            20,643             *
        William D. Witter, Inc.(6)......................         1,674,833             6.51
          One Citicorp Center
          153 East 53rd Street
          New York, New York 10022
        All directors and executive officers as a group
          (16 persons including those listed above).....        11,159,126            43.39

- ---------------

 *  Less than one percent.

(1) Unless otherwise specified, and subject to applicable community property laws, each person named has sole voting and investment power with respect to the Common Stock which he beneficially owns.

(2) Includes the rights of the following persons to acquire shares pursuant to the exercise of stock options which are or will be vested prior to October 17, 1994: Mr. Cotsen--250,000 shares; Dr. Cape--39,374 shares; Mr.
    Diker--42,186 shares; Mr. Dworkin--42,186 shares; Mr. Firestein--30,937 shares; Mr. Lipper--25,312 shares; Mr. McCabe--42,186 shares; Mr. McManus--5,625 shares; and Christian Bardin--40,936 shares.

(3) Mr. Cotsen holds 2,509,850 of these shares as Trustee of the Cotsen 1985 Trust, a revocable inter vivos trust of which he is the beneficiary during his lifetime. Also included are: (i) 3,808,413 shares with respect to which Mr. Cotsen has sole voting and investment powers as trustee of a testamentary trust of which he is the income beneficiary during his lifetime; and (ii) 1,880,733 shares with respect to which Mr. Cotsen has sole voting and investment powers as trustee of four charitable remainder unitrusts. Excludes the following shares as to which Mr. Cotsen has no voting and investment powers: (i) 769,481 shares beneficially owned by Lorraine Stolaroff; (ii) 975,020 shares beneficially owned by Corinna Cotsen; and (iii) 320,000 shares beneficially owned by L. Eric Cotsen. Mr. Cotsen has a right of first refusal with respect to Mrs. Stolaroff's, Ms. Corinna Cotsen's and Mr. L. Eric Cotsen's shares, which he has waived for the limited purpose of permitting them to complete the transactions contemplated in the Merger Agreement. Also excluded are 1,670,000 shares held by the Cotsen Family Foundation, a California non-profit public benefit corporation of which Mr. Cotsen is a director.

(4) Includes 200,293 shares held by Mr. Diker as trustee with his spouse for his minor children, as to which shares Mr. Diker disclaims beneficial ownership. The number of shares owned does not include shares owned by Mr. Diker's spouse as her separate property.

(5) Includes 5,310 shares owned of record by Mr. Firestein as a trustee for his adult child, as to which shares Mr. Firestein disclaims beneficial ownership.

(6) As of December 31, 1993, William D. Witter, Inc., a New York corporation ("W.D. Witter"), has informed the Company that it shares voting and dispositive power with respect to 1,552,835 of these shares. W.D. Witter has informed the Company that it shares the power to vote or dispose of these shares with its investment advisory clients for whose accounts the shares have been acquired. W.D. Witter claims sole voting and dispositive power with respect to the remaining shares.

                             EXECUTIVE COMPENSATION

     The following table sets forth both cash and noncash compensation paid or to be paid by the Company to, and the amounts vested under certain of the Company's plans with respect to, Mr. Cotsen and each of the other four most highly compensated executive officers of the Company, for each of the three fiscal years ending October 31 indicated below.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG TERM
                                                                      COMPENSATION
                            FISCAL YEAR      ANNUAL COMPENSATION      -------------
         NAME AND              ENDED        ---------------------     STOCK OPTIONS          ALL OTHER
    PRINCIPAL POSITION      OCTOBER 31,      SALARY       BONUS          GRANTED          COMPENSATION(1)
- --------------------------  -----------     --------     --------     -------------       ---------------
Lloyd E. Cotsen                 1993        $711,540     $480,000        200,000shs.          $20,872
  Chief Executive Officer       1992         650,000      600,000             --               17,939
                                1991         650,000      500,000        100,000               19,667
Allan H. Kurtzman(2)            1993         606,932           --             --                   --
  President and Chief           1992         600,000       50,000             --                   --
  Operating Officer             1991(3)      123,692       30,000        200,000                   --
Sheldon L. Zimbler(2)           1993         354,807      232,000         20,000               16,653
  President, U.S. Division      1992         300,000      250,000             --               33,923
                                1991(4)       34,615       17,000        100,000                   --
Christian Bardin                1993         301,923       90,000         15,000               31,529
  President, International      1992         211,266      100,000             --               49,773
  Division                      1991         188,173      100,000         30,000               54,490
Daniel C. Lapouyade(5)          1993         239,700      100,000         25,000               34,427(6)
  President, Europe             1992         218,300      250,505             --               11,930(6)
                                1991         178,800      188,210         50,000                   --

- ---------------

(1) Includes amounts accrued under the Company's 401(k) Profit Sharing Plan:
    Lloyd Cotsen: $14,756; Allan Kurtzman: None; Sheldon Zimbler: $14,756; Christian Bardin: $14,756 and the Company's Supplemental Deferral Plan; Lloyd Cotsen: $6,116; Allan Kurtzman: None; Sheldon Zimbler: $1,897; Christian Bardin: $16,773. Daniel Lapouyade does not participate in the Company 401(k) Profit Sharing Plan or the Supplemental Deferral Plan.

(2) For a description of the employment contract between this officer and the Company, see "Employment Contracts."

(3) Mr. Kurtzman joined the Company in July 1991. Excludes amounts payable to Mr. Kurtzman under his employment contract following termination of his employment with the Company, all of which vested at the commencement of his employment (see "Employment Contracts -- Allan H. Kurtzman").

(4) Mr. Zimbler joined the Company in September 1991.

(5) Mr. Lapouyade's employment with the Company was terminated as of August 17, 1994. Mr. Lapouyade and the Company entered into a Settlement Agreement with respect to Mr. Lapouyade's employment-related claims on August 19, 1994 (the "Settlement Agreement").

(6) Represents amounts paid by the Company on behalf of Mr. Lapouyade for health and disability insurance and retirement benefits in excess of benefits mandated under French law.

     The following table summarizes information with respect to stock options granted to Mr. Cotsen and each of the other four most highly compensated executive officers of the Company during the fiscal year ended October 31, 1993, including the potential realizable value based upon a stock appreciation of 5% and 10% over the term of the options.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                 INDIVIDUAL GRANTS
- -----------------------------------------------------------------------------------         POTENTIAL
                                                    % OF                               REALIZABLE VALUE AT
                                                   TOTAL                                 ASSUMED ANNUAL
                                                  OPTIONS                             RATES OF STOCK PRICE
                                                 GRANTED TO                               APPRECIATION
                                                 EMPLOYEES    EXERCISE                   FOR OPTION TERM
                                       OPTIONS   IN FISCAL     PRICE     EXPIRATION   ---------------------
                NAME                   GRANTED      YEAR       ($/SH)       DATE        5%($)      10%($)
- -------------------------------------  -------   ----------   --------   ----------   ---------   ---------
Lloyd E. Cotsen......................  200,000      52.3       $24.50      12/2/02    3,082,000   7,810,000
Allen H. Kurtzman....................       --        --           --
Sheldon L. Zimbler...................   20,000       5.2        24.50      12/2/02      308,200     781,000
Christian Bardin.....................   15,000       3.9        24.50      12/2/02      231,150     585,750
Daniel C. Lapouyade..................   25,000       6.5        24.50      12/2/02      385,250     976,250

     The following table summarizes information with respect to all exercises of stock options by Mr. Cotsen and each of the other four most highly compensated executive officers of the Company during the fiscal year ended October 31, 1993, and the value, and number of shares underlying, all in-the-money unexercised options held by each at year end.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                           AND YEAR END OPTION VALUES

                                                                                         VALUE OF UNEXERCISED
                              SHARES               NUMBER OF UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS
                             ACQUIRED    VALUE          AT OCTOBER 31, 1993             AT OCTOBER 31, 1993(2)
                                ON      REALIZED   -----------------------------     -----------------------------
           NAME              EXERCISE     (1)      EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
- ---------------------------  --------   --------   -----------     -------------     -----------     -------------
Lloyd E. Cotsen............     --         --        250,000          300,000(4)      $      --        $ 525,000
Allan H. Kurtzman..........     --         --             --          200,000                --          500,000
Sheldon L. Zimbler.........     --         --             --          120,000                --               --
Christian Bardin...........     --         --         40,936(3)        55,000(4)        242,549           78,750
Daniel C. Lapouyade........     --         --             --           75,000(4)             --           78,750

- ---------------

(1) Number of shares acquired, multiplied by closing market price on the date of exercise, less exercise price.

(2) Based upon the closing price of the Common Stock on the NASDAQ National Market System on October 31, 1993 (19 1/4 per share), less the exercisable price. Options will be cancelled pursuant to the Merger Agreement for a cash payment equal to the product of (x) the number of shares subject to such options and (y) the excess of the price per share to be paid in the Offer over the per share exercise price.

(3) Includes 15,625 shares which are not In-the-Money.

(4) Includes unexercisable options which are not In-the-Money; Lloyd E. Cotsen:
    200,000 shares; Christian Bardin: 40,000 shares; and Daniel C. Lapouyade:
    60,000 shares. Mr. Lapouyade waived his right to his stock options under the terms of the Settlement Agreement.

EMPLOYMENT CONTRACTS

     The Company has employment contracts with two of its five most highly compensated officers -- Allan Kurtzman and Sheldon Zimbler. All rights under Mr. Lapouyade's employment agreement were cancelled under the terms of the Settlement Agreement.

     Allan H. Kurtzman. Under an agreement entered into in connection with his joining the Company in July 1991, Mr. Kurtzman is employed as President and Chief Operating Officer of the Company. Under the agreement, Mr. Kurtzman is to receive annual compensation, inclusive of salary and bonus, of not less than $600,000 per year. Should Mr. Kurtzman terminate his employment prior to October 31, 1995, he will also be entitled to receive, as severance, that portion of the minimum compensation that would be due to him for the balance of the fiscal year of such termination. Mr. Kurtzman was granted an option to purchase 200,000 shares of Common Stock, which option will be cancelled for cash pursuant to the Merger Agreement (along with all other employee stock options), and is entitled (subject to eligibility) to life insurance coverage of $1,600,000 during his employment and $800,000 during the term of his consultancy, described below. Mr. Kurtzman will not be eligible to participate in the Company's 401(k) Profit Sharing Plan or Supplemental Deferral Plan (see "Pension Plan and Other Benefits," below). Commencing November 1, 1995 (or sooner, if Mr. Kurtzman terminates his employment for any reason prior thereto), and continuing for a ten-year period thereafter, Mr. Kurtzman will be an independent marketing and management consultant to the Company. So long as he makes his consulting services available to the Company, he will be entitled to receive an annual consultation fee of $350,000, and the consultation fee will continue to be paid to him or his heirs for the full ten years, regardless of his disability or death.

     Sheldon Zimbler. Under an agreement entered into in connection with his joining the Company in September 1991, Mr. Zimbler is currently employed as U.S. President of the Company. Under the agreement, Mr. Zimbler is to receive an annual salary of not less than $350,000, plus a bonus, as may be determined by the Board of Directors in accordance with the Company's customary practices. Mr. Zimbler was granted an option to purchase 100,000 shares of Common Stock which will be cancelled for cash pursuant to the Merger Agreement (along with all other employee stock options).

     Mr. Zimbler is also entitled to $450,000 in life insurance coverage. To assist Mr. Zimbler in relocating to Southern California, the Company made an unsecured $500,000 loan to Mr. Zimbler, bearing interest at a rate of 6% per annum. Under the agreement, the principal balance of the loan will be forgiven by the Company at the rate of not less than $100,000 per year, commencing September 15, 1992; Mr. Zimbler is responsible for the payment of interest. Mr. Zimbler is employed on an "at will" basis. If he is terminated for any reason prior to the full discharge of the loan, the loan will be forgiven; if Mr. Zimbler voluntarily resigns, he will be responsible for the outstanding balance. At August 1, 1994 the balance outstanding on this loan was $300,000.

     Other Arrangements. Following the consummation of the Offer and the Merger, Mr. Cotsen has agreed to continue as Chairman of the Company, for which he will receive annual compensation of $600,000 and a grant of options to purchase 100,000 shares of Parent's common stock.

     For a description of certain benefits for officers affected by a change in control of the Company, see "Pension Plan and Other Benefits," below.

PENSION PLAN AND OTHER BENEFITS

     Neutrogena Corporation Supplemental Deferral Plan ("SDP"). In 1987 the Company established the SDP to provide supplemental retirement benefits to certain key employees of the Company. At the discretion of the Board of Directors, contributions were made annually to the SDP with interest being credited to each participant's account. Effective November 1, 1993, the Company suspended its future contributions to the SDP. Interest will continue to accrue on the deferred compensation liability.

     Benefits under the SDP include: (i) a short-term distribution at the end of the eighth, ninth and tenth plan years following each year in which the Company contribution was made equivalent to the contribution for that year; (ii) a retirement benefit payable over a 120-month period; and (iii) survivor, disability and termination benefits with respect to the vested portion of a participant's account. Interest is credited to employee accounts on a monthly basis at a rate which is subject to adjustment from time to time, and was 8.0% for certain Company contributions to participants' accounts and 7.0% for all other amounts for the fiscal year ended October 31, 1993; however, participants' accounts are not segregated from the general assets of the Company and each participant is an unsecured general creditor of the Company.

     The SDP contains provisions which provide for the automatic 100% vesting of benefits and the crediting of interest accruals to the participants' SDP accounts if, among other things, any person other than Mr. Cotsen and his then affiliated family members becomes the beneficial owner of 50% or more of the combined voting power of the Company's then outstanding securities. The SDP contains a provision stating that notwithstanding any other provision of the SDP, no participant may receive payments or benefits which would fail to be deductible to the Company because of Section 280G of the Internal Revenue Code of 1986, as amended.

     Executive Retirement Plan ("ERP"). The ERP was put into effect January 1, 1993 to supplement the expected benefits provided under the SDP and the Company's 401(k) Profit Sharing Plan.

                               PENSION PLAN TABLE

                                                    YEARS OF SERVICE
                              ------------------------------------------------------------
       REMUNERATION              15           20           25           30           35
       ------------           --------     --------     --------     --------     --------
         $125,000...........  $ 62,500     $ 62,500     $ 62,500     $ 62,500     $ 62,500
         $150,000...........    75,000       75,000       75,000       75,000       75,000
         $175,000...........    87,000       87,000       87,000       87,000       87,000
         $200,000...........   100,000      100,000      100,000      100,000      100,000
         $225,000...........   112,500      112,500      112,500      112,500      112,500
         $250,000...........   125,000      125,000      125,000      125,000      125,500
         $300,000...........   150,000      150,000      150,000      150,000      150,000
         $400,000...........   200,000      200,000      200,000      200,000      200,000
         $450,000...........   200,000      200,000      200,000      200,000      200,000
         $500,000...........   200,000      200,000      200,000      200,000      200,000

     The foregoing table shows the annual pension benefit (as a straight life annuity) payable to designated U.S. corporate officers under the ERP upon retirement at or after age 65 with five completed years of participation in the ERP. The annual benefit under the ERP is equal to 50% of a participant's average base salary over the 36 months in which his or her base salary was the highest (the "Final Average Base Salary"); provided, however, that, for purposes of computing such benefit, a participant's base salary is treated as never exceeding $400,000. For purposes of the ERP, a participant's base salary is the same as the "salary" reported in the Summary Compensation Table herein. The annual pension benefit shown in the Pension Plan Table is offset by the benefits provided under the Company's 401(k) Profit Sharing Plan and the SDP and by 50% of the participant's primary insurance amount under Social Security.

     The acquisition of Shares pursuant to the Offer will constitute a change in control under the ERP. Upon a change in control, all participants will be fully vested in an annual pension benefit equal to 3 1/3% of the participant's Final Average Base Salary for each complete credited year of participation in the ERP, up to a maximum of 50%. If, within three years after the change in control, the participant is involuntarily (i) terminated without cause, (ii) demoted and has his or her compensation reduced, or (iii) required to move his or her principal place of employment more than 50 miles, the present value of the participant's annual pension benefit will be immediately paid to the participant in a lump sum, and the benefit will be calculated based on a minimum of at least six years of participation in the ERP, which will result in a minimum benefit of 20% of Final Average Base Salary.

     Lloyd E. Cotsen and Allan Kurtzman are not entitled to participate in the ERP. The current base salary and the current years of credited service for the two executive officers named in the Summary Compensation Table who participate in the ERP are as follows:

                    Christian Bardin, $282,695 and 11 years
                     Sheldon Zimbler, $348,269 and 2 years

     Rabbi Trust. On May 12, 1994 the Company established a trust to secure the payment of benefits under the SDP and the ERP (the "Rabbi Trust"). The Rabbi Trust is subject to the claims of general creditors in the event of the Company's insolvency. As of August 16, 1994, the trust was funded with cash, life insurance policies and other property valued at an aggregate $3,025,000.

               TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

     Dr. Cape, a Director of the Company, is brother of the owner of the Company's Canadian licensee (the "Licensee"). The Licensee manufactures and distributes certain of the Company's products. During the fiscal year ended October 31, 1993, the Company earned $373,000 in royalties from the Licensee and from November 1, 1993 through July 31, 1994, the Company earned $293,380 in such royalties. All transactions between the Company and the Licensee were on substantially the same terms as those prevailing at the same time for comparable transactions with non-affiliated parties. Dr. Cape has an ownership interest in, but takes no part in the management of, the Licensee.

     See "-- Employment Contracts -- Sheldon Zimbler" for a description of an outstanding loan from the Company to Mr. Zimbler.

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Effective May 1, 1991, the Securities and Exchange Commission promulgated new rules under Section 16 of the Exchange Act. The Company believes that during the fiscal year ended October 31, 1993, its executive officers and directors have complied with all Section 16 filing requirements with the exception of one late report. Mr. Wortzman filed a report with respect to stock options exercised which inadvertently had not been reported in December 1992 but was reported in January 1993.

                                                                     SCHEDULE II

               CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK OF
            NEUTROGENA CORPORATION EFFECTED DURING THE PAST 60 DAYS

The following shares of Common Stock were transferred by executive officers or directors of the Company as charitable contributions:

                                PARTY                              DATE          NUMBER OF
                              EFFECTING                             OF            SHARES
                             TRANSACTION                        TRANSACTION     TRANSFERRED
        ------------------------------------------------------  -----------     -----------
        Dr. Ronald E. Cape....................................    8/25/94             4,482
        Lloyd E. Cotsen.......................................     8/2/94             5,150
                                                                   8/9/94         3,550,733
        Charles M. Diker......................................    8/19/94            40,000
        Chester L. Firestein..................................    8/24/94             3,146
        Dasha Lewin...........................................    8/10/94            40,000

                               INDEX TO EXHIBITS

 EXHIBIT                                                                            SEQUENTIAL
   NO.                                   DESCRIPTION                                PAGE NUMBER
- ----------  ----------------------------------------------------------------------  -----------
 Exhibit 1  Agreement and Plan of Merger, dated as of August 22, 1994, by and among Neutrogena Corporation, Johnson & Johnson and JNJ Acquisition
            Corp. ................................................................
 Exhibit 2  Stockholder Agreement, dated as of August 22, 1994, by and among
            Johnson & Johnson and Lloyd E. Cotsen, trustee of the Cotsen 1985
            Trust, Lloyd E. Cotsen, trustee of the First Cotsen Charitable
            Unitrust, Lloyd E. Cotsen, trustee of the Second Cotsen Charitable
            Unitrust, Lloyd E. Cotsen, trustee of the Third Cotsen Charitable
            Unitrust, Lloyd E. Cotsen, trustee of the Fourth Cotsen Charitable
            Unitrust, Lloyd E. Cotsen, trustee of the Remainder Trust (Trust B)
            under the will of Joanne Cotsen (deceased), and Cotsen Family
            Foundation, a California nonprofit public benefit corporation ........
 Exhibit 3  Press Release issued jointly by Neutrogena Corporation and Johnson &
            Johnson, dated August 22, 1994........................................
 Exhibit 4  Letter to Stockholders of Neutrogena Corporation dated August 26,
            1994..................................................................
 Exhibit 5  Opinion of Lehman Brothers Inc. dated August 22, 1994.................